                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ----------------------

                                SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934

                                AMENDMENT NO.1*

                                   TiVo Inc.
                                   ---------
                               (Name of Issuer)

                   Common Stock, $0.001 par value per share
                   ----------------------------------------
                        (Title of Class of Securities)

                                   888706108
                                   ---------
                                (CUSIP Number)

                                 June 9, 2000
                                 ------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 8 Pages



--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Sony Corporation of America, Inc. IRS No.: 13-1914734

--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)   [_]
                                                           (b)   [X]

--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
  NUMBER OF       (5)   SOLE VOTING POWER
                        0
   SHARES       ----------------------------------------------------------------

 BENEFICIALLY     (6)   SHARED VOTING POWER
                        2,646,814*
  OWNED BY
                ----------------------------------------------------------------
    EACH
                  (7)   SOLE DISPOSITIVE POWER
  REPORTING

    PERSON      ----------------------------------------------------------------
                  (8)   SHARED DISPOSITIVE POWER
     WITH
                        2,646,814*
                ----------------------------------------------------------------

--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,646,814*

--------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES  ___

--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      7.4%

--------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      CO

--------------------------------------------------------------------------------
__________________________
/*/Sony Corporation of America, Inc. ("Sony") has the right, subject to certain conditions, to purchase 20,000 shares upon the exercise of options (the "Options") granted to Howard Stringer pursuant to the TiVo 1999 Non-Employee Director's Stock Option Plan. Mr. Stringer holds the Options merely as nominee for Sony, pursuant to the Nominee Agreement, entered into as of September 10, 1999, by and between Mr. Stringer and Sony. Options to purchase 7,083 shares are currently vested.

On June 9, 2000, Sony entered into a Voting Agreement (the "Agreement") with America Online, Inc. ("AOL") and certain stockholders of TiVo Inc. ("TiVo") pursuant to which Sony agreed to vote its shares in favor of (i) certain amendments to the certificate of incorporation of TiVo and (ii) the approval of the issuance by TiVo of certain shares and warrants to AOL. The Agreement terminates upon the earlier of (a) the date on which stockholder approval is received for the transactions, (b) the termination of the related transaction documents pursuant to the terms thereof, or (c) December 31, 2000.

                                                               Page 3 of 8 Pages
--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Sony Corporation

--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [_]
         (b)      [X]

--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Japan

--------------------------------------------------------------------------------
  NUMBER OF       (5)   SOLE VOTING POWER
                        0
   SHARES       ----------------------------------------------------------------

 BENEFICIALLY     (6)   SHARED VOTING POWER
                        2,646,814*
  OWNED BY
                ----------------------------------------------------------------
    EACH
                  (7)   SOLE DISPOSITIVE POWER
  REPORTING
                        0
    PERSON      ----------------------------------------------------------------
                  (8)   SHARED DISPOSITIVE POWER
     WITH
                        2,646,814*
                ----------------------------------------------------------------

--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,646,814*

--------------------------------------------------------------------------------
10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES ____

--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      7.4%

--------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      CO

--------------------------------------------------------------------------------
Item  1(a). Name of Issuer:
                 TiVo Inc.

__________________________
/*/Sony Corporation of America, Inc. ("Sony") has the right, subject to certain conditions, to purchase 20,000 shares upon the exercise of options (the "Options") granted to Howard Stringer pursuant to the TiVo 1999 Non-Employee Director's Stock Option Plan. Mr. Stringer holds the Options merely as nominee for Sony, pursuant to the Nominee Agreement, entered into as of September 10, 1999, by and between Mr. Stringer and Sony. Options to purchase 7,083 shares are currently vested.

On June 9, 2000, Sony entered into a Voting Agreement (the "Agreement") with America Online, Inc. ("AOL") and certain stockholders of TiVo Inc. ("TiVo") pursuant to which Sony agreed to vote its shares in favor of (i) certain amendments to the certificate of incorporation of TiVo and (ii) the approval of the issuance by TiVo of certain shares and warrants to AOL. The Agreement terminates upon the earlier of (a) the date on which stockholder approval is received for the transactions, (b) the termination of the related transaction documents pursuant to the terms thereof, or (c) December 31, 2000.

                                                               Page 4 of 8 Pages

Item  1(b). Address of Issuer's Principal Executive Offices:
                           894 Ross Drive
                           Suite 100
                           Sunnyvale, CA  94089

Item 2(a). Name of Person Filing:
                           This statement is being filed by Sony Corporation of America, Inc., a New York corporation ("SCA"), and Sony Corporation, a Japanese corporation ("Sony" and, together with SCA, the "Reporting Persons"). Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934 (the "Exchange Act"), the Reporting Persons have agreed to file jointly one statement with respect to their ownership of TiVo Inc. Common Stock, and this joint statement of the Reporting Persons is hereinafter referred to as the "Statement".

Item 2(b). Address of Principal Business Office:
                           SCA, the United States headquarters of, and a wholly owned subsidiary of, Sony, has its principal executive offices at 550 Madison Avenue, New York, New York 10022.

                           Sony has its principal executive offices at 6-7-35 Kitashinagawa, Shinagawa-ku, Tokyo 141-0001 Japan.

Item 2(c). Citizenship:
                           SCA is a New York corporation. Sony is a Japanese corporation.

Item 2(d). Title of Class of Securities:
                           Common Stock

Item 2(e). CUSIP Number:
                           888706108

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

      (a)[_]   Broker or dealer registered under Section 15 of the Exchange
               Act.
      (b)[_]   Bank as defined in Section 3(a)(6)of the Exchange Act.
      (c)[_]   Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.
      (d)[_] Investment company registered under Section 8 of the Investment Company Act.
      (e)[_]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
      (f)[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
      (g)[_]   A parent holding company or person in with Rule 13d-
               1(b)(1)(ii)(G);
      (h)[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
      (i)[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of Investment Company Act;
      (j)[_]   Group, in accordance with Rule 13d- 1(b)(1)(ii)(J).

                                                               Page 5 of 8 Pages

     Item 4. Ownership.

         (a)      AMOUNT BENEFICIALLY OWNED:
                         2,646,814*

         (b)      PERCENT OF CLASS:
                         7.4%

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                  (i)    Sole power to vote or to direct the vote:
                            0

                  (ii)   Shared power to vote or to direct the vote:
                            2,646,814*

                  (iii)  Sole power to dispose or to direct the disposition
                         of
                            0

                  (iv) Shared power to dispose or to direct the disposition of:
                            2,646,814*

     Item 5.      Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

     Item 6.      Ownership of More Than Five Percent on Behalf of Another
                  Person.
                         N/A

     Item 7.      Identification And Classification of The
                  Subsidiary Which Acquired The Security Being
                  Reported on by The Parent Holding Company.

                         This Statement is being filed to disclose the acquisition of beneficial ownership of 2,646,814 shares by Sony Corporation of America, Inc., a wholly owned subsidiary of Sony Corporation.

     Item 8.      Identification And Classification of Members of
                  The Group.
                         N/A

     Item 9.      Notice of Dissolution of Group.
                         N/A

________________________
/*/Sony Corporation of America, Inc. has the right, subject to certain conditions, to purchase 20,000 shares upon the exercise of the Options. Options to purchase 7,083 shares are currently vested.
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                                                               Page 6 of 8 Pages

     Item 10.     Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        June 19, 2000
                                        ----------------------------------------
                                        Date

                                        SONY CORPORATION OF AMERICA, INC.

                                        By: /s/ Kenneth Nees
                                           ____________________________________
                                           Name:
                                           Title:

                                        SONY CORPORATION

                                        By: /s/ Teruhisa ToKunaka
                                            ___________________________________
                                           Name:
                                           Title:

                                                               Page 7 of 8 Pages

                               INDEX TO EXHIBITS


          Exhibit Number           Description
          --------------           -----------
                1                  Joint Filing Agreement
                                   Dated October ___, 1999, by and
                                   between Sony Corporation of
                                   America, Inc. and Sony
                                   Corporation.